

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2023

Doug Bathauer
Chief Executive Officer
Integral Technologies, Inc.
2605 Eastside Park Road, Suite 1
Evansville, IN 47715

      Re: Integral Technologies, Inc.
          Registration Statement on Form 10-12G
          Filed July 24, 2023
          File No. 000-28353

Dear Doug Bathauer:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing